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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June, 2020

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

2020 Annual General Meeting of Ferroglobe PLC

        On June 6, 2020, Ferroglobe PLC ("Ferroglobe" or the "Company") released its Notice of 2020 Annual General Meeting ("2020 AGM") and Annual Report and Accounts for the fiscal year ended December 31, 2019. The 2020 AGM will be held at 14:00 British Summer Time (BST) on Tuesday June 30, 2020 at Ferroglobe PLC, 2nd Floor, Lansdowne House, 57 Berkeley Square, Mayfair, London, W1J 6ER, United Kingdom.

Exhibits

        Reference is made to the Exhibit Index included hereto.

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting dated June 5, 2020
99.2	Ferroglobe PLC Annual Report and Accounts for the fiscal year ended December 31, 2019
99.3	Extracts from the 2019 Form 20-F
99.4	Form of Proxy Card for 2020 Annual General Meeting

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

FERROGLOBE PLC
By:	/s/ MARCO LEVI
	Name:	Marci Levi
	Title:	Chief Executive Officer

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EXHIBIT INDEX
SIGNATURES